January 28, 2005

Via Facsimile at (011-44-207) 367-0220 and U.S. Mail

Elizabeth L. Katkin, Esq.
John M. Basnage, Esq.
Hogan & Hartson L.L.P.
One Angel Court
London, EC2R 7HJ, U.K.

  Re: Harmony Gold Mining Company Limited
        Forms 425 Filed on January 25 and 27, 2005
        File No. 333-120975

Dear Messrs. Katkin and Basnage:

 We have the following comments on the above-referenced
filings:

Form 425 - "Correction: Waiver of the Minimum Acceptance
Condition"
1. See the third paragraph of this press release. You state that
"[i]f the acceptance condition is satisfied or waived and all
other
conditions of the offer have been satisfied, fulfilled or, to the
extent permitted, waived...the offer may be declared wholly
unconditional at that time and withdrawal rights will terminate."
This sentence is unclear because, as you announced on January 21,
2005, you have extended the closing date of the offer into March
pending receipt of approval by the Competition Authorities which
would lead readers to believe that this condition will not be
satisfied by January 31, 2005. Further, the remaining conditions
to
the offer are not waivable so it is not clear why you indicate
that
this is an option. These statements might lead shareholders to
believe that their withdrawal rights could terminate on January
31,
2005 when, in fact, you do not expect to satisfy or fulfill the
Competition Authority condition until well after that date.
Please
advise shareholders of the status of the remaining conditions to
the
offer and, because these conditions remain unfulfilled and cannot
be
waived, indicate that withdrawal rights are still available.
2. We note that the disclosure under "F-4 declared effective" in
your
registration statement on Form F-4, you undertook to place an
advertisement in a newspaper of national circulation in the United
States to announce to shareholders that you intend to waive the
minimum tender condition. In conversations with counsel, we
understand that you made the determination not to place this ad.
Please advise us of your reasons for not placing the
advertisement.
Please also ensure that you update the disclosure in your
registration statement on Form F-4 to state that, although you
previously indicated otherwise, you did not place this ad and
explain

why.
3. Please ensure that the disclosure in your registration
statement
on Form F-4 explains the requirements as to waiver and
satisfaction
of conditions pursuant to South African law. For example, we
understand that you are not permitted to extend the offer if it
has
not been declared wholly unconditional as to acceptances within 60
days from the date of commencement, which is what triggered the
waiver of the minimum tender condition by January 31st. However,
it
does not appear that this requirement was disclosed in the
registration statement.   Please revise.

Form 425 - "Harmony Waives its minimum acceptance condition"
4. Please advise us as to why you chose to waive the minimum
acceptance condition in advance of the 5-day time period you
undertook to allow pursuant to the disclosure provided in your
registration statement. Note that the Commission has stated that
the
"waiver of a minimum share condition is a material change in the
terms of an offer" and "material changes [are required to] be
disseminated... with sufficient time for security holders to
absorb
such new information." See Exchange Act Release No. 24296.
Pursuant
to Rule 14d-4(d)(2)(i), and as the disclosure in your registration
statement on Form F-4 indicates, you agreed to provide at least 5
business days prior to any waiver of this condition. Please
advise.
5. See the second paragraph. You indicate that the offer includes
a
control premium. As previously requested, please ensure that your
references to a control premium, if you are referring to the
October
14, 2004 date (the last trading day before rumors and press
articles
significantly affected the share prices and trading volumes), are
balanced by disclosure reflecting the premium percentage as of a
more
recent date, which we generally understand to represent a discount
to
the closing price.
6. See the fourth paragraph. You state that the waiver of the
minimum acceptance condition does not impact Norilsk's irrevocable
undertaking. You do not make clear, however, that Norilsk's
obligation to tender is subject to satisfaction of all of the
regulatory conditions to the offer which, as discussed above, have
not yet been satisfied. To the extent you continue to include the
shares held by Norilsk as part of the total Gold Field shares held
by
Harmony, please ensure that you specifically state that the
irrevocable undertaking is subject to certain terms, including the
satisfaction of all of the regulatory conditions to the offer.

Please respond to these comments by promptly amending the filing
and
submitting a response letter filed via EDGAR and "tagged" as
correspondence.   If the information you provide in response to our

comments materially changes the information that you have already
provided to security holders, disseminate the revised materials in
a
manner reasonably calculated to inform them of the new
information.
If you do not agree with a comment, please tell us why in your
response.

Please contact me at (202) 942-2801 with any questions. You
may also reach me via facsimile at (202) 942-9638.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers and
Acquisitions

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January 28, 2005
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE